
03057195



Our Feature Presentation

2002 Gentex Corporation Annual Report

Table of Contents

1	Introduction and Corporate Profile
2	Six-Year Financial Summary
4	Letter to Shareholders
8	Our Feature Presentation
18	Management's Discussion and Analysis
22	Consolidated Financial Statements
27	Notes to Consolidated Financial Statements
35	Report of Independent Auditors
36	Information Regarding Common Stock
36	Quarterly Results of Operations
37	Stock Performance Summary
38	15-Year Summary of Financial Data
40	Corporate Data
41	Directors and Officers

Mission Statement
To be a smarter organization; a world-class manufacturer with superior products and service driven by a supportive work culture that encourages people to innovate, excel and continually improve every aspect of the business.

Exchange/Symbol
The Nasdaq Stock Market®/GNTX

Certain matters discussed in this annual report are "forward-looking statements," which involve certain risks and uncertainties, and are subject to change based on various market, industry and other important factors. The Company cautions investors that numerous factors (as outlined in the Company's Form 10-K filed with the Securities and Exchange Commission and other interim reports) in some cases may affect in the future the Company's actual results, and may cause those results to differ materially from those expressed in his annual report.

Introduction and Corporate Profile

Fast Facts

Gentex develops advanced electro-optical products – electronic devices combining photoelectric sensors and related electronic circuitry. We're the world's leading supplier of electrochromic, automatic-dimming rearview mirrors for the automotive industry, and develop advanced smoke detectors and signaling devices for the commercial fire protection market.

2002 Revenues:
$395.3 million

No. of Employees:
1,926

Divisions:
1. Automotive Products (95% of revenues)
2. Fire Protection Products (5% of revenues)

Main Products:
1. Automatic-dimming interior and exterior mirrors and related electronic features and displays
2. Smoke detectors, fire alarms and signaling devices

Locations:
Four facilities in Zeeland, Michigan; automotive sales and/or engineering offices in Detroit, Germany, France, the United Kingdom, Korea and Japan; and four regional offices for the Fire Protection Products Group.

NOTE: In an effort to reduce the cost of printing and shipping annual and interim reports and proxy materials next year, we encourage all shareholders to register to receive those documents via e-mail and vote your shares on the Internet, as it is the most cost-effective method. To register, visit the following Internet address and follow the directions on this site: https://icsdelivery.com/gntx/index.html. Thank you in advance for working with us to reduce expenses.

Intense competition, commoditization and relentless customer cost pressure typify the automotive supply business. So how is it that Gentex sales continue to increase, and that the average price of our mirrors hasn't decreased in over 10 years? The answer is simple – features, features, features.

Over the past decade, Gentex has turned the automatic-dimming rearview mirror into a strategic electronic module – a preferred location for advanced electronic features, displays and driver communication interfaces. In fact, approximately 53 percent of the interior mirrors we sell are offered with one or more advanced electronic features. By continuing to add new features to the mirror, Gentex delivers added value to customers. And our goal is to continue to deliver exceptional returns to shareholders, as we have in the past.

In the pages that follow, we'll take a closer look at the features driving Gentex's success, as well as the features you'll be driving in the vehicles of tomorrow. So without further ado, please sit back and enjoy our feature presentation.



6-Year Financial Summary

For the years ended December 31,	1997	1998
Net Sales	$186,328	$222,292
Operating Income	47,482	67,343
Net Income	35,230	50,307
Earnings Per Share – Diluted	$ 0.49	$ 0.68
Return on Average Equity	23.4 %	24.5 %
Weighted Average Shares Outstanding – Diluted	71,962	73,617
Number of Shareholders[1]	15,800	19,669
Total Assets	189,783	254,890
Working Capital	61,328	100,510
Current Ratio	5:1	8:1
Cash, and Short- and Long-Term Investments	111,422	152,807
Plant and Equipment – Net	42,239	59,360
Long-Term Debt, including current maturities	0	0
Shareholders' Investment	173,205	237,008
Return on Average Assets	21.3 %	22.6 %
Capital Expenditures	16,383	24,596
Depreciation and Amortization	6,418	7,523
Market Performance: High	$ 14.13	$ 22.00
Low	$ 8.13	$ 10.75
Number of Employees	1,334	1,400

[1]Includes registered and estimated "street name" shareholders.

In thousands, except current ratio, per share data, return on average equity, return on average assets, market performance data, and number of employees and shareholders.

All per share data have been adjusted to reflect the two-for-one stock split effected in the form of a 100 percent common stock dividend issued in June 1998.

A 15-year summary of financial data is on pages 38 and 39.


Net Sales (in millions)
$400
300
200
100
0
1997
1998
1999
2000
2001
2002


Net Income (in millions)
$100
75
50
25
0
1997
1998
1999
2000
2001
2002


Earnings Per Share
$1.25
1.00
.75
.50
.25
0
1997
1998
1999
2000
2001
2002

1999	2000	2001	**2002**	**2002 vs. 2001**
$262,155	$297,421	$310,305	**$395,258**	**27%**
85,522	90,411	82,059	**115,200**	**40%**
64,864	70,544	65,217	**85,771**	**32%**
$ 0.86	$ 0.93	$ 0.86	**$ 1.12**	**30%**
23.4 %	19.6 %	14.8 %	**16.3 %**	
74,996	75,518	75,872	**76,602**	**1%**
28,186	37,293	34,191	**31,361**	**-8%**
337,673	428,129	506,823	**609,173**	**20%**
121,745	170,865	238,873	**247,738**	**4%**
8:1	10:1	12:1	**10:1**	
220,551	291,459	338,415	**419,010**	**24%**
71,338	81,920	110,862	**124,983**	**13%**
0	0	0	**0**	
317,051	402,104	479,001	**573,640**	**20%**
21.9 %	18.4 %	14.0 %	**15.4 %**	
21,968	21,617	45,298	**32,561**	**-28%**
9,657	11,334	15,193	**18,632**	**23%**
$ 34.88	$ 39.87	$ 34.23	**$ 33.50**	
$ 16.00	$ 16.19	$ 18.44	**$ 23.52**	
1,421	1,639	1,768	**1,926**	**9%**

Letter to Shareholders

March 10, 2003

To Our Shareholders:

If you received this report and proxy materials, our first comment must be "thank you" for either purchasing or holding shares in Gentex Corporation in what has been a tumultuous year for the stock market and anyone who participated in it. We're all fortunate that the entire Gentex management team is what we'd call boring and conservative from an accounting perspective, but aggressive from the standpoint of investing in the development of new technologies. We think that's a great combination, and one of the primary reasons for our continued success in 2002.

During the year, we saw a reacceleration of our growth that is more in line with what our shareholders have historically experienced. Our revenues grew by 27 percent to $395.3 million, compared with revenues of $310.3 million in calendar 2001, primarily attributable to our significant entrance into the mid-size and compact vehicle segments, and to continued strength in automotive industry production. And our net income increased by 32 percent, compared with calendar 2001, as a result of continued strength in our gross margin and expense control. When we talk about expense control at Gentex, that doesn't mean that we cut the engineering, research and development (E,R&D) budget that is so critical to the development of future products. What it means is that we are careful about every dollar that we spend. As a matter of fact, E,R&D spending increased by 11 percent, and represented six percent of net sales, which is about three times as much as most automotive suppliers.

The main reason we have so many opportunities for E,R&D investment at Gentex is due to the significant number of new features that are being incorporated into auto-dimming rearview mirrors. The mirror has become the logical and safe place for automakers to add features and displays without incurring significant tooling expenses. And consumers like the features and displays placed in the mirror, according to research conducted by J.D. Power and Associates. The mirror is in the driver's natural line of sight and the driver does not need to take his/her eyes off the road to look at the vehicle's compass heading, read the outside temperature display, initiate a phone call or open his/her garage door, among other things.

As previously mentioned, Gentex made a significant entrance into the mid-size and compact vehicle segments during calendar 2002. Mirrors are now offered in volume on six mid-sized Opel models offered in Europe and South America. Additionally, we began making shipments for the Volkswagen line of vehicles including the Passat, Jetta, Golf GTI and Beetle; the Hyundai Santa Fe and Sonata; the Kia Optima and Sorento; the Chrysler Sebring Coupe; and the Toyota Corolla and Matrix, which are considered compact vehicles. And there's more to this story than the fact that we've successfully penetrated the sought-after, high-volume segments of the automotive vehicle market. Ironically, all but one of these models offer auto-dimming mirrors with advanced electronic features, which contrasts with the expectation that these lower priced vehicles would offer the lowest priced mirrors (i.e. fewer or no features). What is happening is that automakers are offering featured mirrors in these vehicles to differentiate them from other competitive vehicles in the segment. What this means for Gentex is a higher average selling price (ASP) per mirror unit.



Auto-dimming mirror with dual compass and temperature display, map lamps and HomeLink® Wireless Control System

Our ASP has remained very steady in the $40-$42 range for the past decade, despite the fact that the price of our base auto-dimming mirror has decreased by nearly 50 percent during that period of time. The reason we've been able to maintain such a high ASP is all of the additional new features we have been adding to our mirrors over the years, to the extent that approximately 53 percent of our interior auto-dimming mirrors contained one or more advanced electronic features in calendar 2002. That compares with approximately 41 percent for calendar 2001. As a result, our ASP per unit increased 5.5 percent in 2002, while continuing to meet all of our customers' expectations for productivity price reductions.



Gentex auto-dimming mirror circuit board

One feature that we believe has significant potential to help us grow the auto-dimming mirror market during the next decade is SmartBeam™, the proprietary intelligent high-beam headlamp control system that Gentex has developed for over seven years. The sensors that detect headlamps and taillamps of other vehicles for the SmartBeam system are housed in the mount of the auto-dimming mirror, and SmartBeam also utilizes some of the microprocessing capabilities of the auto-dimming mirror.

We believe that SmartBeam will have mass consumer appeal, as it is a highly intuitive product. It's very easy to demonstrate during nighttime driving, and does a better job of utilizing the vehicle's high-beam headlamps than does the average driver. It's also a dramatic improvement over other high beam on-off systems offered in the United States in the 1980s and '90s. While it's currently priced in the $60 range to the OEM, our goal is to reduce the price as we achieve some significant volumes to the point where automakers could offer the feature to consumers for under $100. At that price point, we believe that many consumers would opt for the SmartBeam feature.

We currently have two North American OEM customers for SmartBeam, which is expected to ship in volume beginning in mid 2004. We've recently begun testing and gathering data for SmartBeam in Europe, and have received favorable feedback from our customers there. Our goal is to have follow-on SmartBeam programs in Europe in the 2005-2006 time frame, and in the Asia/Pacific region thereafter. The introduction of SmartBeam in Europe and Asia will be the first time a system like this is offered in those regions of the world.

Other features that have the potential long term to add to our revenues and profits include light-emitting diode (LED) turn signals in exterior mirrors, microphones and LED illuminators. The LED turns signals in exterior mirrors started shipping in volume to General Motors for its full-size pick-ups and sport/utility vehicles in mid 2002, and represents the first added-feature exterior mirrors we have ever produced. The automotive-grade line of microphones that Gentex has developed may provide the bridge between hands-free phones and a number of voice-activated commands in the vehicle. The first volume usage of those microphones is in the new Chrysler Pacifica, where the microphone will serve as the link for a Bluetooth-enabled hands-free phone system. That program began shipping in the Spring of 2003. And, we shipped our first production Orca™ LED map lamps for use in the Chrysler Sebring Coupe at mid year 2002.

As the number of features we're offering in our mirrors increases, we continue to review our plant and manufacturing capacity needs. We are making great strides in automating our production processes and improving our yields; however, the growing complexity in our product mix requires longer throughput times, thereby decreasing our unit production capacity (and positively impacting our revenue per unit). Given our estimated future mirror shipments and mix, we believe that we will need to have additional manufacturing capacity in place in 2005. We have decided that the new plant will be built in Zeeland, Michigan, directly across the street from our Centennial Street headquarters building, and it will be similar in size and scope to our Riley Street facility that was built in 2000.

1998 Auto-Dimming Mirror Unit Shipments


Asia-Pacific/Other 5%
Europe 24%
North America 71%

Our offshore business continues to grow, decreasing our dependence on the automakers in North America. Auto-dimming mirror units shipped to offshore customer locations represented 43 percent of total units in calendar 2002, compared with 41 percent in calendar 2001. With that international growth, there also is the need to provide better sales and engineering support to customers, and we made a concentrated effort during 2002 to augment those staffs.

2002 Auto-Dimming Mirror Unit Shipments


Asia-Pacific/Other 14%
North America 57%
Europe 29%

As part of that effort, we opened an office in Korea to support the needs of that market that is growing at over 15 percent annually. We have a significant amount of business in Korea, with about 15 percent of the vehicles there being built with Gentex auto-dimming rearview mirrors. The Korean automakers, such as Hyundai and Kia, have done an excellent job in providing quality, stylish vehicles at very attractive prices. We expect our business there to continue to grow.

In Europe, after over 10 years in that dynamic market, we've reached the point where there is a need for us to have a greater presence in that region. We have purchased land and plan to build an office and light manufacturing facility near Neckarsulm, Germany, during 2003. This facility will not initially be that large, but we will have the land available to expand as required to meet the needs of our customers in the foreseeable future.

As we expand our operations around the world, we also are expanding the scope of our management team. In December 2002, John Arnold joined Gentex and was appointed Vice President – Operations. John has over 30 years of experience in advanced process development, engineering and operations at General Motors and Johnson Controls, Inc. We're pleased to have his expertise as our operations become more complex.



John Arnold, Vice President – Operations

In addition, we introduced a program to our employees in 2002 called "Gentex Foundations." It's a training program focused on perpetuating the longstanding Gentex corporate culture into the ranks of our new and existing employees. We believe that the unique entrepreneurial culture that played a major role in our success in the past will also play a role in our success over the next decade in the challenging automotive supply environment.

As many of you may know, during 2002 the supply environment for auto-dimming mirrors changed in terms of the players involved. In October, our main competitor, Donnelly Corporation, was acquired by automotive supplier Magna International, and is now called Magna Donnelly. So, what does this mean for Gentex? In the short term, we don't believe there will be any significant impact on Gentex's business; we haven't seen any significant changes since this was first announced in June. Over the long term, it's going to depend upon Magna's direction for the business, the attitude of the automakers and how Gentex performs. We have had a good working relationship with Magna (to whom we supply mirror sub-assemblies), and continue to do so. Our goal is to maintain that relationship and determine if any appropriate cooperative opportunities exist for our companies. In any case, we expect to continue to compete as we have over the past decade. We continue to improve our technology, processes, quality, etc., and have the definitive advantage of volume (we ship four auto-dimming mirrors for every one that Magna Donnelly ships). In the end, the customer will decide what auto-dimming technology is used, and we expect to maintain our dominant market share for the foreseeable future.



Gentex continues to automate more and more of its manufacturing processes

During 2002, Gentex shipped 8.8 million auto-dimming mirrors, which represented about 78 percent of the world market for these mirrors. In 1987, the year that Ken La Grand started at Gentex, we shipped only 1,000 auto-dimming mirrors, and we had added only another 74,000 units by the time John Mulder joined the Company in 1988! Ken and John have each been an integral part of the management team that guided the Company in its growth over the past 15 years, and will now continue in different roles as they retire from employment but continue to serve as members of our Board of Directors. We wish Ken and John every happiness in their retirement, and we're pleased to know that we'll still have access to their wealth of knowledge of the industry and our company.

We also are pleased to announce the January 2003 appointment of Gary Goode to our Board of Directors. Gary will serve as an audit committee financial expert and will chair the Board's Audit Committee. He retired in 2001 after serving more than 29 years as an auditor and managing partner for one of the large international accounting firms, where he specialized in public companies in the automotive industry, including Gentex. We believe Gary is an excellent addition to our Board and look forward to working with him.

In closing, we believe that the best is yet to come. We have significant opportunities for our existing and new products in the world automotive industry. We continue to earn the highest quality awards available in the industry, and work diligently each day to ensure our products continue to meet those important industry standards. We've only begun to penetrate the mid-size and compact vehicle market segments, and are optimistic about the growth prospects. We also have high hopes for SmartBeam, given the significant level of interest expressed by our customers all over the world. The auto-dimming mirror has developed into a very valuable piece of real estate in the vehicle, and our goal is to continue to exploit the technology and the features that consumers want so that we can continue to deliver a high rate of growth in our business in the years to come.

Thanks, as always, for your continued support of our efforts.

Sincerely,

Fred T. Bauer
Chairman and Chief Executive Officer

Garth D. Deur
Executive Vice President

And Now, Our Feature Presentation

It's All About Safety. Gentex automatic-dimming mirrors are first and foremost a safety feature. By automatically detecting and eliminating blinding rearview mirror glare, Gentex mirrors protect your vision, reduce stopping distances, and make nighttime driving safer.



These benefits have long been recognized by the National Highway Traffic Safety Administration (NHTSA), which prominently presents automatic-dimming mirrors as an advanced automotive safety feature in its brochures and web site.

While automatic-dimming mirrors have been around since the 1980s, they've never been more necessary because of the increased amount of glare on today's roads and expressways.

Light trucks and sport/utility vehicles (SUVs), which have dominated North American automotive sales over the past few years, are perhaps the largest contributor of headlight glare. These vehicles have higher-mounted headlamps that shine directly into the interior and exterior mirrors of smaller vehicles. In addition, trucks and SUVs themselves use larger exterior mirrors that "catch" more glare and reflect it back into the driver's eyes.

High-intensity discharge headlamps (HIDs) – those new, super-bright lights with the bluish hue – have also caused an increase in roadway glare. These headlamps recently debuted on luxury and sports cars; however, industry experts predict HID usage to soar, penetrating virtually every segment of the market over the next 10 years.

There are also more cars on the road today, and we're driving more miles per person. Combine all these factors with an aging population whose eyes are more susceptible to glare, and you have the need for glare elimination technology like never before.

Mirror Turned Electronic Module. But over the years, Gentex mirrors have become more than a safety feature; they've evolved into sophisticated electronic modules. Today's vehicles are, in essence, rolling computers filled with complex electronics. Consequently, automakers are continually struggling to integrate new electronic features, displays, sensors and driver communication interfaces.

New electronic features can be located in four main areas: the instrument panel, overhead console, center console or auto-dimming mirror. The question is, which is the best location? Increasingly, automakers are realizing that certain features – compass and temperature displays, driver communication interfaces, garage door openers, headlamp control sensors, etc. – belong in the mirror.

Why has the mirror become such a hotbed for electronic innovation? What makes it such an ideal location for these new devices? The reasons are varied and many.

1. **Lower Cost.** First and foremost, locating electronic devices in the mirror is often the most cost-effective solution. The alternative is redesigning and retooling the overhead console, instrument panel or center console each time a new feature is added to the vehicle, and that's a costly, time-consuming proposition.

2. **Common Electronics.** Automatic-dimming mirrors use a combination of sensors and complex electronics to dim. Many of these components (sensors, circuit boards, micro-controllers, etc.) can be shared with other advanced features to save cost and space, while reducing part counts and overall vehicle complexity.

3. **Superior Performance.** Because of the mirror's location in the vehicle – up high, in the driver's line-of-sight, surrounded by glass – it's an excellent, high-performance location for displays, microphones, antennas, receivers, etc.

4. **Safety.** The mirror's location also makes it a safe place to put features because mirror-borne displays and interfaces can be viewed and interacted with while keeping a natural line-of-sight on the road ahead.

5. **Quick to Market.** Featured mirrors can be designed, engineered and tooled relatively quickly, and are often available "off the shelf." They're also relatively easy to install, allowing vehicle manufacturers to bring new features to market quickly and efficiently across different vehicle platforms.

6. **Consistent Location.** Placing features in the mirror allows manufacturers to present electronic content to drivers in a common location across vehicle platforms.

7. **Flexibility.** Mirrors can be changed out or updated relatively easily as new features become available. This enables manufacturers or car dealers to freshen new and used vehicles alike while keeping pace with new technology introductions.

8. **Model Differentiation.** By using the mirror as an electronic module, manufacturers can differentiate between vehicle trim levels or competitive vehicles by offering different features in the mirror.

Features in Focus

Gentex believes that automatic-dimming mirrors are the ideal location for four different categories of electronic devices: displays and indicators, value-added features, control interfaces and interior lighting.

See pages 12-15 for a photo review of some of our most popular mirrors.

Displays and Indicators

By far, the most popular mirror-borne feature is the compass display.

But the mirror competes with the instrument panel, center console and overhead console for these types of displays. So in 2002, Gentex asked J.D. Power and Associates, one of the world's leading, independent research firms, to conduct a study on consumer preferences related to the location of in-vehicle displays.

The study found that consumers believe the rearview mirror is a preferred location for displays such as compass and outside temperature. The study also found that consumers believe viewing displays in the mirror is safer, easier, and less distracting than viewing displays located elsewhere in the vehicle.

So just what type of displays and indicators can go in the mirror?

Compass and Temperature Displays – Auto-dimming mirrors with a compass or compass/temperature display continue to grow in popularity.

Passenger Airbag Status Indicators – Certain General Motors mirrors include an indicator that tells vehicle occupants the status of the passenger airbag system, which is part of a new federal law requiring automakers to introduce safer airbags in their vehicles. Putting the indicator in the mirror helps vehicle manufacturers comply with new federal regulations quickly and affordably, without having to add another display to already-crowded instrument panels.

Transflective Technology – Displays in the future will use Gentex's new, proprietary transflective coating, which allows a larger portion of the mirror surface to be used as a display without the traditional "black window." When the display is on, it shines through the mirror; when the display is off, the entire mirror surface is reflective.

What's Next? – All sorts of information can be displayed in the mirror. In the future, mirrors may display phone numbers, turn-by-turn navigational directions, radio volume, TRIP functions, tire pressure – the options are endless.

Value-Added Features

Gentex mirrors not only house displays, but also value-added features and components that deliver safety and convenience to vehicle occupants.

Microphones – Gentex has developed its own line of automotive-grade microphones engineered to withstand the moisture, wind, and vibration challenges of the harsh automotive environment. Ford and DaimlerChrysler have already adopted Gentex's technology, that will allow you to make cell-phone calls and activate navigational devices hands free.

HomeLink® – Activating garage doors, estate gates, security systems and home lighting has never been easier. The Gentex auto-dimming mirror with an integrated HomeLink* Wireless Control System acts as your universal remote, activating various devices with the push of a button.

**HomeLink and the HomeLink house are registered trademarks of Johnson Controls, Inc.*

Headlamp Control – Gentex mirrors use sophisticated sensors and circuitry to measure light levels. These same components can control the vehicle's headlamps, turning them on and off at dusk and dawn. Our latest headlamp control mirrors feature a skyward-facing sensor that recognizes and distinguishes between structures such as tunnels, overpasses, and parking garages. The mirror then makes intelligent decisions about the optimum use of your headlamps.

What's Next? – Soon, Gentex mirrors will be making nighttime driving safer by automatically controlling vehicle high beams. Gentex's SmartBeam™ intelligent high-beam headlamp control system is slated to debut on several vehicles in 2004. SmartBeam uses a tiny camera-on-a-chip to monitor surrounding traffic conditions. When it's dark enough and no other vehicles are present, SmartBeam automatically turns on your high beams to maximize visibility. When the system detects either the taillamps or headlamps of other vehicles, it automatically turns off your high beams.

Control Interfaces

Many vehicle features require some sort of control interface – a button or series of buttons that activate various aspects of the given feature. Because of its location in the vehicle, the driver can easily view and interact with mirror-borne controls without looking down or averting his or her eyes from the road. This makes the rearview mirror the ideal location for driver/feature interfaces.

Gentex's most recent mirror designs feature large, sensitive, "snap-action" buttons that wrap under the mirror's chin, allowing the driver to depress them with minimal effort. Despite the larger buttons, the new design has the same overall footprint as earlier mirrors yet yields a larger viewing area.

Other Interfaces – Most Gentex interior mirrors come with a control interface for operating mirror functions and various other features such as compass and temperature displays, HomeLink, map lights, etc.

Telematics – General Motors OnStar® and DaimlerChrysler's U-Connect telematics system interfaces are most often found in a Gentex auto-dimming mirror. By placing the interface in the mirror, they can introduce the feature quickly, easily and cost effectively to their entire vehicle lineup. It also means the feature is in the same location from vehicle to vehicle, improving consumer satisfaction and simplifying diagnostics.



Auto-dimming mirror with OnStar®, dual compass and temperature display, and passenger airbag indicator


COMP
TEMP

Auto-dimming mirror with compass and temperature display


E
79°
COMP
TEMP

Auto-dimming mirror with dual compass and temperature display










E
79°






AUTO
OFF

Auto-dimming mirror with proprietary Gentex microphone and Chrysler U-Connect telematics system



Auto-dimming mirror with dual compass and temperature display, Orca™ LED map lamps and HomeLink Wireless Control System



Auto-dimming mirror with dual compass and temperature display and map lamps



Auto-dimming mirror with transflective dual compass and temperature display




COMP
TEMP

















Auto-dimming mirror with SmartBeam™ intelligent high-beam headlamp control system



Auto-dimming mirror with TRIP function display












RANGE 149 MI





Interior Lighting

Some of the most exciting Gentex advances in 2002 occurred in the area of vehicle interior lighting. Gentex began shipping auto-dimming mirrors with map lamps featuring our new Orca™ light-emitting diodes (LEDs).

Orca is a proprietary LED comprised of a blue-green and amber chip housed in the same LED power package. The two tiny chips, or dies – each no larger than a grain of pepper – are so close together that, when illuminated, their colors blend to emit white light.

Unlike traditional light bulbs, LEDs will last the life of the vehicle, burn cooler and draw less power.



Orca™ map lamps

Another interesting aspect of Gentex's Orca technology is that the blue-green and amber chips can be illuminated separately. This allows the lamps to bathe the vehicle's interior in either a warm-yellow or cool-blue light.



This type of vehicle interior lighting is often referred to as center console or ambiance lighting. Its purpose is to help vehicle occupants locate objects in the vehicle without causing glare or hampering vision. Plus, it just plain looks cool!



The auto-dimming mirror's light sensors can automatically activate the ambiance lighting during nighttime driving, or it can be manually activated.







Orca map lamps can also provide either cool-blue or warm-yellow "ambiance" lighting

Exterior Mirrors

Not all advanced features are found on interior auto-dimming mirrors; some are actually located in exterior mirrors.

Turn Signals – One of the hottest features on the automotive market today is the turn signal in exterior mirrors. They primarily serve to warn drivers in your blind spot of imminent lane changes, but they also improve your overall visibility to others when turning, while adding a "wow" factor to the vehicle. In 2002, Gentex automatic-dimming turn-signal mirrors debuted on a number of GMC and Chevrolet trucks and SUVs and General Motors passenger cars. They are quickly increasing in popularity with the driving public, and may actually serve to aid the penetration of auto-dimming exterior mirrors in general.

Hydrophilic Coating – Gentex is also working on a hydrophilic coating for its exterior mirrors, which causes rain to "sheet" and run off the mirror surface so that it doesn't bead and hamper driver vision. The coating also is "self cleaning;" that is, it's activated by the sun's ultraviolet rays, causing dirt particles to disintegrate and virtually eliminating water spots.

Conclusion

Gentex is a unique company. To assist automakers struggling to integrate more and more technology into the vehicle, Gentex has taken an already popular safety feature – the automatic-dimming mirror – and turned it into a strategic electronic module. This assures that Gentex remains at the forefront of automotive electronics innovation, as the Company becomes a leader in electronic features integration. Every new mirror feature provides customers with "the latest and greatest" electronics device, and shareholders with new reasons to invest in Gentex.



Exterior auto-dimming mirror with LED turn signal



Exterior auto-dimming mirror with hydrophilic (water shedding) coating

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The policies described below represent those that are broadly applicable to its operations and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related amounts.

Revenue Recognition. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, *"Revenue Recognition in Financial Statements,"* as amended. Accordingly, revenue is recognized based on the terms of the customer purchase order that indicates title to the product and risk of ownership passes to the customer upon shipment. Sales are shown net of returns, which have not historically been significant. The Company does not generate sales from sale arrangements with multiple deliverables.

Inventories. Estimated inventory allowances for slow-moving and obsolete inventories are based on current assessments of future demands, market conditions and related management initiatives. If market conditions or customer requirements change and are less favorable than those projected by management, inventory allowances are adjusted accordingly.

Investments. The Company's investment committee regularly reviews its fixed income and equity investment portfolio for any unrealized losses that would be deemed other-than-temporary and require the recognition of an impairment loss in income. Management uses criteria such as the period of time that securities have been in an unrealized loss position, types of securities and their related industries, as well as published investment ratings and analyst reports to evaluate their portfolio. Management considers the unrealized losses at December 31, 2002, to be temporary in nature.

Self Insurance. The Company is self-insured for health and workers' compensation benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported (IBNR) claims. IBNR claims are estimated using historical lag information and other data provided by claims administrators. This estimation process is subjective, and to the extent that future actual results differ from original estimates, adjustments to recorded accruals may be necessary.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain items from the Company's Consolidated Statements of Income expressed as a percentage of net sales and the percentage change in the dollar amount of each such item from that in the indicated previous year.

	Percentage of Net Sales			Percentage Change	
Year Ended December 31	**2002**	2001	2000	**2001 to 2002**	2001 to 2000
Net Sales	**100.0 %**	100.0 %	100.0 %	**27.4 %**	4.3 %
Cost of Goods Sold	**59.6**	60.7	58.0	**25.1**	9.2
Gross Profit	**40.4**	39.3	42.0	**30.9**	(2.4)
Operating Expenses:					
Engineering, Research and Development	**5.8**	6.7	5.7	**11.1**	22.4
Selling, General and Administrative	**5.5**	6.2	5.9	**11.5**	9.2
Total Operating Expenses	**11.3**	12.9	11.6	**11.3**	15.6
Operating Income	**29.1**	26.4	30.4	**40.4**	(9.2)
Other Income	**3.0**	4.7	4.7	**(18.4)**	3.2
Income Before Provision for Income Taxes	**32.1**	31.1	35.1	**31.5**	(7.6)
Provision for Income Taxes	**10.4**	10.1	11.4	**31.5**	(7.6)
Net Income	**21.7 %**	21.0 %	23.7 %	**31.5 %**	(7.6) %

RESULTS OF OPERATIONS: 2002 TO 2001

Net Sales. Automotive net sales increased by 29% on a 23% increase in mirror shipments, from 7,180,000 to 8,806,000 units, primarily reflecting increased penetration on 2002 and 2003 model year vehicles for interior electrochromic (EC) Night Vision Safety™ (NVS®) Mirrors and higher dollar content on certain 2003 model year vehicles. North American unit shipments increased by 19%, while overseas unit shipments increased by 28% during 2002. Net sales of the Company's fire protection products increased 1%, as shipments continued to be impacted by the reduced demand in the hotel construction industry after the September 11, 2001, terrorist attacks.

Cost of Goods Sold. As a percentage of net sales, cost of goods sold decreased from 61% to 60%, primarily reflecting fixed manufacturing overhead expenses being spread over increased sales volume, product mix, and purchasing cost reductions, partially offset by automotive customer price reductions.

Operating Expenses. Engineering, research and development expenses increased approximately $2,288,000, but decreased from 7% to 6% of net sales, primarily due to additional staffing for new electronic product development, including SmartBeam and telematics. Selling, general and administrative expenses increased approximately $2,215,000, but decreased from 6% to 5% of net sales, primarily reflecting the expansion of the Company's overseas sales offices to support the Company's current and future overseas sales growth.

Other Income – Net. Investment income decreased $1,527,000 in 2002, primarily due to significantly lower interest rates. Other income decreased $1,159,000 in 2002, primarily due to realized equity investment losses in 2002 compared to realized equity investment gains in 2001.

Taxes. The provision for federal income taxes varied from the statutory rate in 2002 primarily due to exempted taxable income under the Extraterritorial Income Exclusion Act from increased foreign sales, and tax-exempt interest income.

Net Income. Net income increased by 32%, primarily reflecting the higher sales volume and improved gross margin, partially offset by higher operating expenses, in 2002 as compared to 2001.

RESULTS OF OPERATIONS: 2001 TO 2000

Net Sales. Automotive net sales increased by 5% and mirror shipments increased by 6%, from 6,757,000 to 7,180,000 units, primarily reflecting increased penetration on foreign 2001 and 2002 model year vehicles for interior electrochromic NVS Mirrors. North American unit shipments decreased by 2%, primarily due to the 10% decline in light vehicle industry production levels, while overseas unit shipments increased by 21% during 2001. Net sales of the Company's fire protection products decreased 3%, primarily due to the construction industry slowdown after the September 11, 2001, terrorist attacks.

Cost of Goods Sold. As a percentage of net sales, cost of goods sold increased from 58% to 61%, primarily reflecting automotive customer price reductions, product mix, and the temporary excess plant capacity primarily associated with the Company's third automotive mirror manufacturing facility expansion in 2000, partially offset by engineering and purchasing cost reductions.

Operating Expenses. Engineering, research and development expenses increased approximately $3,784,000, and increased from 6% to 7% of net sales, primarily due to additional staffing for new electronic product development, including telematics and SmartBeam. Selling, general and administrative expenses increased approximately $1,618,000, but remained unchanged at 6% of net sales, primarily reflecting the expansion of the Company's overseas sales offices to support the Company's current and future overseas sales growth.

Other Income – Net. Investment income decreased $75,000 in 2001, primarily due to significantly lower interest rates, mostly offset by higher investable balances. Other income increased $521,000 in 2001, primarily due to realized equity investment gains in 2001 compared to realized equity investment losses in 2000.

Taxes. The provision for federal income taxes varied from the statutory rate in 2001 primarily due to Foreign Sales Corporation exempted taxable income from increased foreign sales, and tax-exempt interest income.

Net Income. Net income decreased by 8%, primarily reflecting the reduced gross margin and increased research and development expenses in 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition throughout the periods presented has remained very strong.

The Company's current ratio decreased from 12.4 in 2001, to 9.5 in 2002, primarily as a result of the increase in accrued liabilities.

Cash flow from operating activities for the year ended December 31, 2002, increased $33,758,000 to $119,111,000, compared to $85,353,000 for the same period last year, primarily due to increased net income. Capital expenditures for the year ended December 31, 2002, were $32,561,000, compared to $45,298,000 for the same period last year.

Management considers the Company's working capital of approximately $247,738,000 and long-term investments of approximately $203,359,000 at December 31, 2002, together with internally generated cash flow and an unsecured $5,000,000 line of credit from a bank, to be sufficient to cover anticipated cash needs for the foreseeable future.

On October 8, 2002, the Company announced a share repurchase plan, under which the Company may purchase up to 4,000,000 shares based on a number of factors, including market conditions, the market price of the Company's common stock, anti-dilutive effect on earnings, available cash and other factors as the Company deems appropriate. As of December 31, 2002, the Company had not purchased any shares.

INFLATION, CHANGING PRICES AND OTHER

In addition to price reductions over the life of its long-term agreements, the Company continues to experience pricing pressures from its automotive customers, which have affected, and which will continue to affect, its margins to the extent that the Company is unable to offset the price reductions with productivity and yield improvements, engineering and purchasing cost reductions, and increases in sales volume. In addition, profit pressures at certain automakers are resulting in increased cost reduction efforts by them, including requests for additional price reductions, decontenting certain features from vehicles, and warranty cost-sharing programs, which could adversely impact the Company's sales growth and margins. The Company also continues to experience some pressure for raw material cost increases.

The Company generally supplies NVS® Mirrors to its customers worldwide under annual blanket purchase orders. The Company currently supplies NVS Mirrors to DaimlerChrysler AG (North America) and General Motors Corporation under long-term agreements. The long-term supply agreement with DaimlerChrysler AG runs through the 2003 Model Year, and the GM contract runs through the 2004 Model Year for inside mirrors.

Automakers have been experiencing increased volatility and uncertainty in executing planned new programs which have, in some cases, resulted in cancellations or delays of new vehicle platforms, package reconfigurations and inaccurate volume forecasts. This increased volatility and uncertainty has made it more difficult for the Company to forecast future sales and effectively utilize capital, engineering, research and development, and human resource investments.

The Company does not have any significant off-balance sheet arrangements or commitments that have not been recorded in its consolidated financial statements.

MARKET RISK DISCLOSURE

The Company is subject to market risk exposures of varying correlations and volatilities, including foreign exchange rate risk, interest rate risk and equity price risk.

The Company has some assets, liabilities and operations outside the United States, which currently are not significant. Because the Company sells its automotive mirrors throughout the world, it could be significantly affected by weak economic conditions in foreign markets that could reduce demand for its products.

Nearly all of the Company's non-U.S. sales are invoiced and paid in U.S. dollars; during 2002, approximately 3% of the Company's net sales were invoiced and paid in European euros. The Company currently expects that approximately 5% of the Company's net sales in 2003 will be invoiced and paid in European euros. The Company does not currently engage in hedging activities.

The Company manages interest rate risk and default risk in its fixed-income investment portfolio by investing in shorter-term maturities and investment grade issues. The Company's fixed-income investments' maturities at carrying value ($000,000), which closely approximates fair value, and average interest rates are as follows:

						Total Balance as of Dec. 31,	
	2003	2004	2005	2006	2007/08	2002	2001
U.S. Treasuries							
Amount	$22.5	$15.3	-	-	-	$37.8	$72.2
Average Interest Rate	6 %	3 %				4 %	6 %
Municipal							
Amount	$ 5.7	$18.9	$9.0	$ 0.5	-	$34.1	$27.0
Average Interest Rate*	3 %	2 %	3 %	4 %		3 %	3 %
Certificates of Deposit							
Amount	$11.1	$20.3	$5.3	$27.3	-	$64.0	$20.5
Average Interest Rate	6 %	4 %	5 %	4 %		5 %	6 %
Corporate							
Amount	$ 5.4	$27.4	$5.1	-	$0.3	$38.2	$11.8
Average Interest Rate	7 %	5 %	7 %		7 %	6 %	7 %
Other							
Amount	$ 2.1	-	-	-	-	$ 2.1	$ 2.1
Average Interest Rate	4 %					4 %	6 %

*After-tax

Most of the Company's equity investments are managed by a number of outside equity fund managers who invest primarily in large capitalization companies trading on the U.S. stock markets.

Consolidated Balance Sheets

as of December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	**$168,834,111**	$139,784,721
Short-term investments	**46,816,690**	65,859,016
Accounts receivable	**35,890,380**	31,994,939
Inventories	**17,742,009**	14,405,350
Prepaid expenses and other	**7,515,219**	7,814,468
Total current assets	**276,798,409**	259,858,494
Plant and Equipment:		
Land, buildings and improvements	**47,399,803**	45,923,054
Machinery and equipment	**142,684,762**	118,809,575
Construction-in-process	**11,740,511**	6,446,221
	201,825,076	171,178,850
Less-Accumulated depreciation and amortization	**(76,842,411)**	(60,316,540)
	124,982,665	110,862,310
Other Assets:		
Long-term investments	**203,358,933**	132,771,234
Patents and other assets, net	**4,032,660**	3,330,760
	207,391,593	136,101,994
	$609,172,667	$506,822,798
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current Liabilities		
Accounts payable	**$ 11,793,726**	$ 9,378,937
Accrued liabilities:		
Salaries, wages and vacation	**2,765,682**	2,219,079
Income taxes	**3,391,214**	1,947,404
Royalties	**6,587,477**	4,165,428
Other	**4,521,936**	3,274,556
Total current liabilities	**29,060,035**	20,985,404
Deferred Income Taxes	**6,472,270**	6,836,865
Shareholders' Investment:		
Preferred stock, no par value, 5,000,000 shares authorized; none issued or outstanding	**-**	-
Common stock, par value $.06 per share; 100,000,000 shares authorized	**4,573,282**	4,510,317
Additional paid-in capital	**123,923,391**	105,327,971
Retained earnings	**454,201,443**	368,430,152
Deferred compensation	**(3,042,935)**	(3,035,580)
Accumulated other comprehensive income (loss):		
Unrealized gain (loss) on investments	**(6,091,452)**	3,832,074
Cumulative translation adjustment	**76,633**	(64,405)
Total shareholders' investment	**573,640,362**	479,000,529
	$609,172,667	$506,822,798

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Net Sales	**$395,258,436**	$310,304,996	$297,420,802
Cost of Goods Sold	**235,611,182**	188,301,693	172,467,846
Gross profit	**159,647,254**	122,003,303	124,952,956
Operating Expenses:			
Engineering, research and development	**22,973,027**	20,684,996	16,900,659
Selling, general and administrative	**21,474,066**	19,259,065	17,641,306
Total operating expenses	**44,447,093**	39,944,061	34,541,965
Income from operations	**115,200,161**	82,059,242	90,410,991
Other Income:			
Interest and dividend income	**11,756,849**	13,283,546	13,358,636
Other, net	**115,781**	1,274,712	753,439
Total other income	**11,872,630**	14,558,258	14,112,075
Income before provision for income taxes	**127,072,791**	96,617,500	104,523,066
Provision for Income Taxes	**41,301,500**	31,401,000	33,979,000
Net Income	**$ 85,771,291**	$ 65,216,500	$ 70,544,066
Earnings Per Share:			
Basic	**$ 1.14**	$ 0.87	$ 0.95
Diluted	**$ 1.12**	$ 0.86	$ 0.93

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Investment

for the years ended December 31, 2002, 2001 and 2000

	Common Stock Shares	Common Stock Amount
BALANCE AS OF DECEMBER 31, 1999	73,412,316	$4,404,739
Issuance of common stock and the tax benefit of stock plan transactions	878,766	52,726
Amortization of deferred compensation	-	-
Comprehensive income:		
Net income	-	-
Other comprehensive income (loss):		
Foreign currency translation adjustment	-	-
Unrealized gain on investments, net of tax	-	-
Other comprehensive income	-	-
Comprehensive income	-	-
BALANCE AS OF DECEMBER 31, 2000	74,291,082	4,457,465
Issuance of common stock and the tax benefit of stock plan transactions	880,869	52,852
Amortization of deferred compensation	-	-
Comprehensive income:		
Net income	-	-
Other comprehensive income (loss):		
Foreign currency translation adjustment	-	-
Unrealized loss on investments, net of tax	-	-
Other comprehensive loss	-	-
Comprehensive income	-	-
BALANCE AS OF DECEMBER 31, 2001	75,171,951	4,510,317
Issuance of common stock and the tax benefit of stock plan transactions	**1,049,419**	**62,965**
Amortization of deferred compensation	**-**	**-**
Comprehensive income:		
Net income	**-**	**-**
Other comprehensive income (loss):		
Foreign currency translation adjustment	**-**	**-**
Unrealized loss on investments, net of tax	**-**	**-**
Other comprehensive loss	**-**	**-**
Comprehensive income	**-**	**-**
BALANCE AS OF DECEMBER 31, 2002	**76,221,370**	**$4,573,282**

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-In Capital	Comprehensive Income (Loss)	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Investment
$ 79,670,301		$232,669,586	$(2,070,639)	$ 2,377,429	$317,051,416
12,462,316		-	(1,269,959)	-	11,245,083
-		-	808,271	-	808,271
-	$70,544,066	70,544,066	-	-	70,544,066
-	(53,566)	-	-	-	-
-	2,508,291	-	-	-	-
-	2,454,725	-	-	2,454,725	2,454,725
-	$72,998,791	-	-	-	-
92,132,617		303,213,652	(2,532,327)	4,832,154	402,103,561
13,195,354		-	(1,444,019)	-	11,804,187
-		-	940,766	-	940,766
-	$65,216,500	65,216,500	-	-	65,216,500
-	(21,631)	-	-	-	-
-	(1,042,854)	-	-	-	-
-	(1,064,485)	-	-	(1,064,485)	(1,064,485)
-	$64,152,015	-	-	-	-
105,327,971		368,430,152	(3,035,580)	3,767,669	479,000,529
18,595,420		**-**	**(1,090,222)**	**-**	**17,568,163**
-		**-**	**1,082,867**	**-**	**1,082,867**
-	**$85,771,291**	**85,771,291**	**-**	**-**	**85,771,291**
-	**141,038**	**-**	**-**	**-**	**-**
-	**(9,923,526)**	**-**	**-**	**-**	**-**
-	**(9,782,488)**	**-**	**-**	**(9,782,488)**	**(9,782,488)**
-	**$75,988,803**	**-**	**-**	**-**	**-**
$123,923,391		**$454,201,443**	**$(3,042,935)**	**$(6,014,819)**	**$573,640,362**

Consolidated Statements of Cash Flows

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 85,771,291**	$ 65,216,500	$ 70,544,066
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**18,631,600**	15,192,818	11,334,104
Loss on disposal of assets	**11,180**	152,757	5,026
Gain on sale of investments	**(2,961,036)**	(1,595,634)	(1,443,772)
Loss on sale of investments	**5,361,194**	1,259,381	2,068,229
Deferred income taxes	**3,701,475**	1,035,648	497,162
Amortization of deferred compensation	**1,082,867**	940,766	808,271
Tax benefit of stock plan transactions	**5,093,396**	3,928,984	4,877,889
Change in operating assets and liabilities:			
Accounts receivable	**(3,895,441)**	3,619,730	(4,981,168)
Inventories	**(3,336,659)**	(2,317,837)	(2,112,335)
Prepaid expenses and other	**1,576,617**	(3,374,477)	(1,202,885)
Accounts payable	**2,414,789**	50,782	1,039,828
Accrued liabilities	**5,659,842**	1,243,370	2,181,213
Net cash provided by operating activities	**119,111,115**	85,352,788	83,615,628
CASH FLOWS FROM INVESTING ACTIVITIES:			
Activity in held-to-maturity securities:			
Sales proceeds	**-**	-	952,230
Maturities and calls	**64,322,716**	25,658,600	23,160,550
Purchases	**(93,072,612)**	(28,828,709)	(23,558,062)
Activity in available-for-sale securities:			
Sales proceeds	**15,137,464**	9,697,480	7,023,476
Purchases	**(55,600,063)**	(25,162,596)	(34,284,618)
Plant and equipment additions	**(32,560,646)**	(45,298,429)	(21,617,088)
Proceeds from sale of plant and equipment	**189,926**	1,248,287	51,200
Increase in other assets	**(953,277)**	(953,486)	(742,899)
Net cash used for investing activities	**(102,536,492)**	(63,638,853)	(49,015,211)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock from stock plan transactions	**12,474,767**	7,875,203	6,367,194
Net cash provided by financing activities	**12,474,767**	7,875,203	6,367,194
NET INCREASE IN CASH AND CASH EQUIVALENTS	**29,049,390**	29,589,138	40,967,611
CASH AND CASH EQUIVALENTS, Beginning of year	**139,784,721**	110,195,583	69,227,972
CASH AND CASH EQUIVALENTS, End of year	**$168,834,111**	$139,784,721	$110,195,583

The accompanying notes are an integral part of these consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The Company. Gentex Corporation designs, develops, manufactures and markets proprietary electro-optical products: automatic rearview mirrors for the automotive industry and fire protection products for the commercial building industry. A substantial portion of the Company's net sales and accounts receivable result from transactions with domestic and foreign automotive manufacturers and tier one suppliers. The Company's fire protection products are primarily sold to domestic distributors and original equipment manufacturers of fire and security systems. The Company does not require collateral or other security in trade accounts receivable.

Significant accounting policies of the Company not described elsewhere are as follows:

Consolidation. The consolidated financial statements include the accounts of Gentex Corporation and all of its wholly-owned subsidiaries (together the "Company"). All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents. Cash equivalents consist of funds invested in money market accounts.

Investments. Equity securities and U.S. Treasuries are available for sale and are stated at fair value based on quoted market prices. Adjustments to the fair value of available for sale investments are recorded as increases or decreases, net of income taxes, within accumulated other comprehensive income (loss) in shareholders' investment. Fixed income securities, excluding U.S. Treasuries, are considered held to maturity and, accordingly, are carried at amortized cost.

The amortized cost, unrealized gains and losses, and market value of securities held to maturity and available for sale are shown as of December 31, 2002 and 2001:

		Unrealized		
2002	Cost	Gains	Losses	Market Value
U.S. Treasuries	**$ 36,886,208**	**$ 951,293**	**-**	**$ 37,837,501**
Municipal Bonds	**34,083,850**	**627,632**	**(6,596)**	**34,704,886**
Certificates of Deposit	**64,035,770**	**-**	**-**	**64,035,770**
Corporate Bonds	**38,216,594**	**862,248**	**(36,613)**	**39,042,229**
Other Fixed Income	**2,050,126**	**-**	**-**	**2,050,126**
Equity	**84,274,542**	**1,738,031**	**(12,060,791)**	**73,951,782**
	$259,547,090	**$4,179,204**	**$(12,104,000)**	**$251,622,294**
2001				
U.S. Treasuries	$69,991,935	$2,172,456	$ -	$ 72,164,391
Municipal Bonds	27,008,487	227,952	(42,554)	27,193,885
Certificates of Deposit	20,491,262	-	-	20,491,262
Corporate Bonds	11,837,566	506,260	(7,375)	12,336,451
Other Fixed Income	2,099,158	-	-	2,099,158
Equity	61,306,343	5,345,938	(1,622,895)	65,029,386
	$192,734,751	$8,252,606	$ (1,672,824)	$199,314,533

Fixed income securities as of December 31, 2002, have contractual maturities as follows:

	Held to Maturity	U.S. Treasuries
Due within one year	$ 24,266,690	$21,905,421
Due between one and five years	113,827,320	14,980,787
Due over five years	292,330	-
	$138,386,340	$36,886,208

During 2000, the Company sold approximately $947,000 of securities classified as held to maturity for $952,000. The decision to sell these securities was based on deterioration in the credit worthiness of the issuer.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Inventories. Inventories include material, direct labor and manufacturing overhead and are valued at the lower of first-in, first-out (FIFO) cost or market. Inventories consisted of the following as of December 31, 2002 and 2001:

	2002	2001
Raw materials	**$ 9,911,022**	$ 8,376,321
Work-in-process	**1,744,372**	1,649,389
Finished goods	**6,086,615**	4,379,640
	$17,742,009	$14,405,350

Plant and Equipment. Plant and equipment are stated at cost. Depreciation and amortization are computed for financial reporting purposes using the straight-line method, with estimated useful lives of 7 to 40 years for buildings and improvements, and 3 to 10 years for machinery and equipment.

Patents. The Company's policy is to capitalize costs incurred to obtain patents. The cost of patents is amortized over their useful lives. The cost of patents in process is not amortized until issuance. Accumulated amortization was approximately $2,726,000 and $2,333,000 at December 31, 2002 and 2001, respectively. At December 31, 2002, patents have a weighted average amortization life of 12 years. Patent amortization expense was approximately $393,000, $238,000 and $355,000, in 2002, 2001, and 2000, respectively. For each of the next five years, patent amortization expense will approximate $150,000 annually.

Revenue Recognition. The Company's revenue is generated primarily from sales of its products. Sales are recognized when the product is shipped and legal title has passed to the customer.

Advertising and Promotional Materials. All advertising and promotional costs are expensed as incurred and amounted to approximately $904,000, $653,000 and $932,000, in 2002, 2001, and 2000, respectively.

Repairs and Maintenance. Major renewals and improvements of property and equipment are capitalized, and repairs and maintenance are expensed as incurred. The Company incurred expenses relating to the repair and maintenance of plant and equipment of approximately $3,761,000, $3,780,000, and $3,182,000, in 2002, 2001, and 2000, respectively.

Self-Insurance. The Company is self-insured for a portion of its risk on workers' compensation and employee medical costs. The arrangements provide for stop loss insurance to manage the Company's risk. Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported.

Product Warranty. The Company periodically incurs product warranty costs. Any liabilities associated with product warranty are estimated based on known facts and circumstances and are not significant at December 31, 2002 and 2001. The Company does not offer extended warranties on its products.

Earnings Per Share. The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share (EPS) for each of the last three years:

	2002	2001	2000
Numerators:			
Numerator for both basic and diluted EPS, net income	**$85,771,291**	$65,216,500	$70,544,066
Denominators:			
Denominator for basic EPS, weighted-average common shares outstanding	**75,515,271**	74,778,518	73,941,256
Potentially dilutive shares resulting from stock option plans	**1,087,131**	1,093,268	1,576,877
Denominator for diluted EPS	**76,602,402**	75,871,786	75,518,133

For the years ended December 31, 2002, 2001, and 2000, 645,859, 490,508, and 373,865 shares related to stock option plans were not included in diluted average common shares outstanding because their effect would be antidilutive.

Other Comprehensive Income (Loss). Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income represents net income adjusted for unrealized gains and losses on certain investments and foreign currency translation adjustments. The changes in the components of other comprehensive income (loss) are as follows:

Years Ended December 31,	**2002**		2001		2000	
	Pre-Tax Amount	**Tax Exp. (Credit)**	Pre-Tax Amount	Tax Exp. (Credit)	Pre-Tax Amount	Tax Exp. (Credit)
Unrealized Gain (Loss) on Securities	**$(15,266,964)**	**$(5,343,438)**	$(1,604,391)	$(561,537)	$3,858,909	$1,350,618
Foreign Currency Translation Adjustments	**216,982**	**75,944**	(33,278)	(11,647)	(82,409)	(28,843)
Other Comprehensive Income (Loss)	**$(15,049,982)**	**$(5,267,494)**	$(1,637,669)	$(573,184)	$3,776,500	$1,321,775

Foreign Currency Translation. The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange in effect during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses arising from re-measuring foreign currency transactions into the appropriate currency are included in the determination of net income.

Stock-Based Compensation Plans. At December 31, 2002, the Company has two stock option plans and an employee stock purchase plan, which are described more fully in Note 6. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. No stock-based employee compensation cost is reflected in net income for these plans, as all options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *"Accounting for Stock-Based Compensation,"* to stock-based employee compensation.

	2002	2001	2000
Net income, as reported	**$85,771,291**	$65,216,500	$70,544,066
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	**(8,084,607)**	(7,003,826)	(6,043,691)
Pro forma net income	**$77,686,684**	$58,212,674	$64,500,375
Earnings per share:			
Basic – as reported	**$ 1.14**	$ 0.87	$ 0.95
Basic – pro forma	**1.03**	0.78	0.87
Diluted – as reported	**1.12**	0.86	0.93
Diluted – pro forma	**1.01**	0.77	0.85

The fair value of each option grant in the Employee Stock Option Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000, respectively: risk-free interest rates of 2.9, 4.4, and 4.8 percent; expected dividend yields of 0.0, 0.0, and 0.0 percent; expected lives of 4, 5, and 5 years; expected volatility of 53, 54, and 54 percent.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

The fair value of each option grant in the Nonemployee Director Stock Option Plans was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000, respectively: risk-free interest rates of 4.0, 5.1, and 5.0 percent; expected dividend yields of 0.0, 0.0, and 0.0 percent; expected lives of 9, 9, and 9 years; expected volatility of 53, 54, and 54 percent.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification. Certain prior year amounts have been reclassified to conform with the current year presentation.

New Accounting Standards. In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure - an amendment of FASB Statement No. 123,"* which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require disclosure in interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not intend to adopt a fair-value based method of accounting for stock-based employee compensation until a final standard is issued by the FASB that addresses industry concerns related to applicability of current option pricing models to non-exchange traded employee option plans.

In November 2002, the FASB issued Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* Interpretation No. 45 changes current practice in accounting for and disclosure of guarantees and will require certain guarantees to be recorded as liabilities at fair value on the balance sheet. Current practice requires that liabilities related to guarantees be recorded only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5, *"Accounting for Contingencies."* Interpretation No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of Interpretation No. 45 are effective immediately. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is not aware of any significant guarantees that would require current disclosure or further recognition under Interpretation No. 45.

(2) LINE OF CREDIT

The Company has available an unsecured $5,000,000 line of credit from a bank at an interest rate equal to the lower of the bank's prime rate or 1.5% above the LIBOR rate. No borrowings were outstanding under this line in 2002 or 2001. No compensating balances are required under this line.

(3) INCOME TAXES

The provision for income taxes is based on the earnings reported in the accompanying consolidated financial statements. The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the cumulative temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income tax expense is measured by the net change in deferred income tax assets and liabilities during the year.

The components of the provision for income taxes are as follows:

	2002	2001	2000
Currently payable:			
Federal	**$37,188,500**	$30,084,000	$33,417,000
State	**321,000**	104,000	65,000
Foreign	**91,000**	177,000	-
Total	**37,600,500**	30,365,000	33,482,000
Net deferred:			
Primarily federal	**3,701,000**	1,036,000	497,000
Provision for income taxes	**$41,301,500**	$31,401,000	$33,979,000

The currently payable provision is further reduced by the tax benefits associated with the exercise, vesting or disposition of stock under the stock plans described in Note 6. These reductions totaled approximately $5,093,000, $3,929,000, and $4,878,000, in 2002, 2001, and 2000, respectively, and were recognized as an adjustment of additional paid-in capital.

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2002	2001	2000
Statutory federal income tax rate	**35.0 %**	35.0 %	35.0 %
State income taxes, net of federal income tax benefit	**0.2**	0.1	0.1
Foreign source exempted income	**(2.4)**	(2.2)	(2.0)
Tax-exempt investment income	**(0.2)**	(0.3)	(0.4)
Other	**(0.1)**	(0.1)	(0.2)
Effective income tax rate	**32.5 %**	32.5 %	32.5 %

The tax effect of temporary differences which give rise to deferred income tax assets and liabilities at December 31, 2002 and 2001, are as follows:

	2002		2001	
	Current	**Non-Current**	Current	Non-Current
Assets:				
Accruals not currently deductible	**$1,462,530**	**$ 274,803**	$ 1,073,408	$ 274,803
Deferred compensation	**-**	**842,053**	-	817,110
Unrealized loss on investments	**-**	**3,280,013**	-	-
Other	**2,152,859**	**5,960**	1,098,961	7,920
Total deferred income tax assets	**3,615,389**	**4,402,829**	2,172,369	1,099,833
Liabilities:				
Excess tax over book depreciation	**-**	**(10,317,831)**	-	(5,418,282)
Patent costs	**-**	**(557,268)**	-	(454,992)
Unrealized gain on investments	**-**	**-**	-	(2,063,424)
Other	**(423,568)**	**-**	(257,916)	-
Net deferred incomes taxes	**$3,191,821**	**$(6,472,270)**	$ 1,914,453	$(6,836,865)

Income taxes paid in cash were approximately $30,828,000, $26,546,000, and $28,302,000, in 2002, 2001, and 2000, respectively.

(4) EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement savings plan in which substantially all of its employees may participate. The plan includes a provision for the Company to match a percentage of the employee's contributions at a rate determined by the Company's Board of Directors. In 2002, 2001, and 2000, the Company's contributions were approximately $955,000, $718,000, and $620,000, respectively.

The Company does not provide health care benefits to retired employees.

(5) SHAREHOLDER PROTECTION RIGHTS PLAN

The Company has a Shareholder Protection Rights Plan (the Plan). The Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

Under the Plan, one purchase Right automatically trades with each share of the Company's common stock. Each Right entitles a shareholder to purchase 1/100 of a share of junior participating preferred stock at a price of $110, if any person or group attempts certain hostile takeover tactics toward the Company. Under certain hostile takeover circumstances, each Right may entitle the holder to purchase the Company's common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Rights are subject to redemption by the Company at $.005 per Right and, unless earlier redeemed, will expire on March 29, 2011. Rights beneficially owned by holders of 15 percent or more of the Company's common stock, or their transferees, automatically become void.

(6) STOCK-BASED COMPENSATION PLANS

The Company may sell up to 1,600,000 shares of stock to its employees under its Employee Stock Purchase Plan. The Company has sold to employees 44,009 shares, 45,463 shares, and 47,023 shares in 2002, 2001, and 2000, respectively, and has sold a total of 561,187 shares through December 31, 2002. The Company sells shares at 85% of the stock's market price at date of purchase. The weighted average fair value of shares sold in 2002, 2001, and 2000, was approximately $24.86, $20.75, and $22.00, respectively.

The Company may grant options for up to 9,000,000 shares under its Employee Stock Option Plan. The Company has granted options on 7,618,898 shares through December 31, 2002. Under the Plan, the option exercise price equals the stock's market price on date of grant. The options vest after one to five years, and expire after two to seven years.

A summary of the status of the Company's employee stock option plan at December 31, 2002, 2001, and 2000, and changes during the years then ended is presented in the table and narrative below:

	2002		2001		2000	
	Shares (000)	**Wtd. Avg. Ex. Price**	Shares (000)	Wtd. Avg. Ex. Price	Shares (000)	Wtd. Avg. Ex. Price
Outstanding at Beginning of Year	**4,144**	**$21**	3,901	$18	3,807	$13
Granted	**1,132**	**29**	1,017	26	887	27
Exercised	**(914)**	**13**	(754)	9	(753)	7
Forfeited	**(92)**	**26**	(20)	24	(40)	20
Outstanding at End of Year	**4,270**	**25**	4,144	21	3,901	18
Exercisable at End of Year	**1,682**	**22**	1,792	16	1,736	12
Wtd. Avg. Fair Value of Options Granted		**$14**		$13		$13

Options Outstanding and Exercisable by Price Range As Of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding (000)	Remaining Contractual Life	Wtd. Avg. Ex. Price	Shares Exercisable (000)	Wtd. Avg. Ex. Price
$ 1 - $20	890	2	$16	751	$15
$21 - $27	1,823	3	25	711	24
$28 - $37	1,557	4	31	220	35
Total	4,270	3	25	1,682	22

In 2002, a Nonemployee Director Stock Option Plan covering 2,000,000 shares expired, and a new Director Plan covering 500,000 shares of common stock was approved. The Company has granted options on 35,606 shares under the new Director Plan through

December 31, 2002. Under the director plans, the option exercise price equals the stock's market price on date of grant. The Director Plan options vest after six months, and all expire after ten years.

A summary of the status of the Director Plans at December 31, 2002, 2001, and 2000, and changes during the years then ended is presented in the table and narrative below:

	2002		2001		2000	
	Shares (000)	**Wtd. Avg. Ex. Price**	Shares (000)	Wtd. Avg. Ex. Price	Shares (000)	Wtd. Avg. Ex. Price
Outstanding at Beginning of Year	**469**	**$10**	476	$ 9	500	$ 7
Granted	**35**	**32**	25	27	24	30
Exercised	**(80)**	**3**	(32)	1	(32)	1
Forfeited	**-**	**-**	-	-	(16)	1
Outstanding at End of Year	**424**	**13**	469	10	476	9
Exercisable at End of Year	**424**	**13**	469	10	472	9
Wtd. Avg. Fair Value of Options Granted		**$21**		$20		$21

Options Outstanding and Exercisable by Price Range As Of December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Shares Outstanding (000)	Remaining Contractual Life	Wtd. Avg. Ex. Price	Shares Exercisable (000)	Wtd. Avg. Ex. Price
$ 1 - $10	280	2	$ 7	280	$ 7
$11 - $32	144	7	26	144	26
	424	4	13	424	33

In 2001, a restricted stock plan covering 1,600,000 shares expired, and a new restricted stock plan covering 500,000 shares of common stock was approved, the purpose of which is to permit grants of shares, subject to restrictions, to key employees of the Company as a means of retaining and rewarding them for long-term performance and to increase their ownership in the Company. Shares awarded under the plans entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the restriction period. The restriction period is determined by a committee, appointed by the Board of Directors, but may not exceed ten years. During 2002, 2001, and 2000, 37,900, 57,800, and 47,800 shares, respectively, were granted with restriction periods of four to six years at market prices ranging from $27.47 to $32.30 in 2002, $23.59 to $26.97 in 2001, and $18.75 to $37.625 in 2000. The related expense is reflected as a deferred compensation component of shareholders' investment in the accompanying consolidated financial statements and is being amortized over the applicable restriction periods.

(7) CONTINGENCIES

From time to time, the Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or future results of operations of the Company.

(8) SEGMENT REPORTING

SFAS No. 131, *"Disclosures About Segments of an Enterprise and Related Information"* requires that a public enterprise report financial and descriptive information about its reportable operating segments subject to certain aggregation criteria and quantitative thresholds. Operating segments are defined by SFAS No. 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance.

(8) SEGMENT REPORTING, continued

	2002	2001	2000
Revenue:			
Automotive Products			
U.S.	**$203,691,964**	$153,685,309	$154,972,098
Germany	**70,710,037**	63,245,473	60,754,241
Japan	**44,797,340**	23,823,498	18,545,538
Other	**55,050,622**	48,669,920	41,582,257
Fire Protection Products	**21,008,473**	20,880,796	21,566,668
Total	**$395,258,436**	$310,304,996	$297,420,802
Income from Operations:			
Automotive Products	**$111,448,849**	$ 78,041,939	$ 86,218,950
Fire Protection Products	**3,751,312**	4,017,303	4,192,041
Total	**$115,200,161**	$ 82,059,242	$ 90,410,991
Assets:			
Automotive Products	**$154,685,204**	$144,204,490	$119,720,400
Fire Protection Products	**4,035,944**	3,779,501	4,396,643
Other	**450,451,519**	358,838,807	304,011,650
Total	**$609,172,667**	$506,822,798	$428,128,693
Depreciation & Amortization:			
Automotive Products	**$ 16,930,161**	$ 13,699,709	$ 10,349,325
Fire Protection Products	**260,823**	294,956	315,018
Other	**1,440,616**	1,198,153	669,761
Total	**$ 18,631,600**	$ 15,192,818	$ 11,334,104
Capital Expenditures:			
Automotive Products	**$19,236,000**	$39,383,150	$ 21,084,629
Fire Protection Products	**442,593**	280,251	192,222
Other	**12,882,053**	5,635,028	340,237
Total	**$32,560,646**	$45,298,429	$ 21,617,088

Other assets are principally cash, investments, deferred income taxes, and corporate fixed assets. Substantially all long-lived assets are located in the U.S.

Automotive Products revenues in the "Other" category are sales to U.S. automotive manufacturing plants in Canada, Mexico and other foreign automotive customers. Nearly all non-U.S. sales are invoiced and paid in U.S. dollars; during 2002, approximately 3% of the Company's net sales were invoiced and paid in European euros.

During the years presented, the Company had three automotive customers, which individually accounted for 10% or more of net sales as follows:

	Customer		
	#1	#2	#3
2002	**39%**	**15%**	**10%**
2001	38%	18%	*
2000	40%	20%	*

*Less than 10%

Report of Independent Auditors

To the Board of Directors and Shareholders of Gentex Corporation:

We have audited the accompanying consolidated balance sheets of Gentex Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentex Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Grand Rapids, Michigan
January 22, 2003

Information Regarding Common Stock

The Company's common stock trades on The Nasdaq Stock Market®. As of February 1, 2003, there were 2,390 recordholders of the Company's common stock. Ranges of high and low sale prices of the Company's common stock reported through The Nasdaq Stock Market for the past two fiscal years appear in the following table.

YEAR	QUARTER	HIGH	LOW
2002	**First**	**32.83**	**26.31**
	Second	**33.50**	**25.15**
	Third	**32.02**	**23.65**
	Fourth	**32.90**	**23.52**
2001	First	$27.94	$18.44
	Second	31.84	21.56
	Third	34.23	20.00
	Fourth	28.18	21.75

The Company has never paid any cash dividends on its common stock, and management does not anticipate paying any cash dividends in the foreseeable future under current U.S. income tax laws.

Quarterly Results of Operations

(in thousands except per share data)

	First		Second		Third		Fourth	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net Sales	**$89,048**	$79,397	**$97,346**	$77,075	**$101,516**	$74,116	**$107,347**	$79,717
Gross Profit	**35,191**	31,726	**39,065**	30,364	**40,695**	28,430	**44,696**	31,484
Operating Income	**24,565**	21,901	**28,198**	20,258	**29,579**	18,654	**32,859**	21,246
Net Income	**18,953**	17,253	**21,311**	16,196	**21,427**	14,928	**24,080**	16,839
Earnings Per Share*	**$ .25**	$ .23	**$ .28**	$ .21	**$ .28**	$ .20	**$ .31**	$ .22

*Diluted

Stock Performance Summary

The following graph depicts the cumulative total return of the Company's common stock compared to the cumulative total return on The Nasdaq Stock Market® Index (all U.S. companies) and the Dow Jones Index for Automobile Parts and Equipment Companies (excluding tire and rubber makers). The graph assumes an investment of $100 on the last trading day in 1997, and reinvestment of dividends in all cases.

Dow Jones AutoParts & Equipment Companies (Excluding Tire and Rubber Makers)
The Nasdaq Stock Market® (U.S. Companies)
Gentex Corporation



300
250
200
150
100
50
0
12/31/97
12/31/98
12/31/99
12/29/00
12/31/01
12/31/02

15-Year Summary of Financial Data

Summary of Operations For The Year	**2002**	2001	2000	1999	1998
Net Sales	**$395,258**	$310,305	$297,421	$262,155	$222,292
Cost of goods sold	**235,611**	188,302	172,468	148,820	131,901
Gross profit	**159,647**	122,003	124,953	113,335	90,391
Gross profit margin	**40.4 %**	39.3 %	42.0 %	43.2 %	40.7 %
Research and development expenses	**22,973**	20,685	16,901	13,755	10,984
Selling, general & administrative expenses	**21,474**	19,259	17,641	14,058	12,065
Operating income	**115,200**	82,059	90,411	85,522	67,343
Percent of net sales	**29.1 %**	26.4 %	30.4 %	32.6 %	30.3 %
Interest expense	**-**	-	-	-	-
Interest and other income, net	**11,873**	14,558	14,112	10,693	7,320
Income before taxes	**127,073**	96,618	104,523	96,216	74,663
Percent of net sales	**32.1 %**	31.1 %	35.1 %	36.7 %	33.6 %
Income taxes	**41,302**	31,401	33,979	31,352	24,356
Tax rate	**32.5 %**	32.5 %	32.5 %	32.6 %	32.6 %
Net income	**85,771**	65,217	70,544	64,864	50,307
Percent of net sales	**21.7 %**	21.0 %	23.7 %	24.7 %	22.6 %
Return on average equity	**16.3 %**	14.8 %	19.6 %	23.4 %	24.5 %
Earnings per share – diluted	**$ 1.12**	$ 0.86	$ 0.93	$ 0.86	$0.68
Price/earnings ratio range	**30-21**	40-21	43-17	41-19	32-16
Weighted average common shares outstanding – diluted	**76,602**	75,872	75,518	74,996	73,617
Capital expenditures	**32,561**	45,298	21,617	21,968	24,596

Financial Position At Year-End	**2002**	2001	2000	1999	1998
Cash and short-term investments	**$215,651**	$205,644	$138,443	$ 94,734	$ 74,063
Long-term investments	**203,359**	132,771	153,016	125,817	78,744
Total current assets	**276,798**	259,858	190,556	138,216	115,357
Total current liabilities	**29,060**	20,985	19,691	16,470	14,847
Working capital	**247,738**	238,873	170,865	121,746	100,510
Plant and equipment – net	**124,983**	110,862	81,920	71,338	59,360
Total assets	**609,173**	506,823	428,129	337,673	254,890
Long-term debt, including current maturities	**-**	-	-	-	-
Shareholders' investment	**573,640**	479,001	402,104	317,051	237,008
Debt/equity ratio (including current maturities)	**-**	-	-	-	-
Common shares outstanding	**76,221**	75,172	74,291	73,412	72,259
Book value per share	**$ 7.53**	$ 6.37	$ 5.41	$ 4.32	$ 3.28

In thousands, except Gross profit margin, Percent of net sales on Income and Net Income, Tax rate, Return on average equity, Per share data, Price/earnings ratio and Debt/Equity ratio.

All per share data has been adjusted to reflect the two-for-one stock splits effected in the form of 100 percent common stock dividends issued to shareholders in June 1993, June 1996 and June 1998.

Total Assets (in millions)


$750
500
250
0
1998
1999
2000
2001
2002

Book Value Per Share


$8
6
4
2
0
1998
1999
2000
2001
2002

Shareholders' Investment (in millions)


$600
400
200
0
1998
1999
2000
2001
2002

1997	1996	1995	1994	1993	1992	1991	1990	1989	1988
$186,328	$148,708	$111,566	$89,762	$63,664	$45,106	$26,893	$21,203	$23,759	$14,737
118,941	93,583	67,767	51,319	38,452	28,949	18,080	14,535	16,115	9,983
67,387	55,125	43,799	38,443	25,212	16,157	8,813	6,668	7,644	4,754
36.2 %	37.1 %	39.3 %	42.8 %	39.6 %	35.8 %	32.8 %	31.4 %	32.2 %	32.3 %
9,079	7,538	5,958	4,904	4,176	3,840	2,308	1,702	1,375	692
10,825	15,748[1]	12,879	10,567	7,182	5,458	4,628	4,450	3,569	3,087
47,482	31,840	24,962	22,972	13,854	6,860	1,876	516	2,700	975
25.5 %	21.4 %	22.4 %	25.6 %	21.8 %	15.2 %	7.0 %	2.4 %	11.4 %	6.6 %
-	-	-	-	8	173	511	499	224	-
4,707	3,642	2,969	1,698	900	874	1,295	1,165	592	73
52,189	35,482	27,931	24,670	14,746	7,561	2,660	1,183	3,069	1,048
28.0 %	23.9 %	25.0 %	27.5 %	23.2 %	16.8 %	9.9 %	5.6 %	12.9 %	7.1 %
16,959	11,519	9,036	8,204	4,901	2,495	794	65	979	366
32.5 %	32.5 %	32.4 %	33.3 %	33.2 %	33.0 %	29.8 %	5.5 %	31.9 %	34.9 %
35,230	23,963[3]	18,895	16,466	9,845	5,066	1,654[2]	1,118	2,090	682
18.9 %	16.1 %	16.9 %	18.3 %	15.5 %	11.2 %	6.1 %	5.3 %	8.8 %	4.6 %
23.4 %	21.5 %[3]	22.7 %	27.2 %	23.2 %	15.9 %	6.1 %	4.5 %	12.2 %	9.1 %
$ 0.49	$ 0.34[3]	$ 0.28	$ 0.24	$ 0.15	$ 0.08	$ 0.03	$ 0.02	$ 0.04	$ 0.01
28-17	40-16	25-14	36-19	60-17	41-21	64-23	95-34	47-15	43-29
71,962	71,025	68,511	67,975	66,975	64,382	62,133	61,167	54,091	47,324
16,383	16,424	4,862	6,160	3,393	4,192	2,218	2,401	4,106	2,824

1997	1996	1995	1994	1993	1992	1991	1990	1989	1988
$ 41,131	$ 48,534	$ 34,277	$19,331	$13,307	$ 7,751	$14,294	$10,914	$14,138	$ 542
70,291	33,945	32,146	26,282	13,612	6,981	4,330	6,060	1,090	-
75,919	72,696	68,611	36,685	27,067	17,812	20,763	15,643	20,117	5,750
14,591	11,361	14,050	8,986	5,530	4,044	8,636	1,685	1,854	2,178
61,328	61,335	42,011	27,699	21,537	13,768	12,127	13,958	18,263	3,572
42,239	31,575	18,942	17,173	13,699	12,504	10,125	9,350	8,003	4,774
189,783	140,378	109,244	80,739	55,191	40,256	37,231	33,877	35,529	10,720
-	-	-	-	-	-	6,095	6,114	6,131	378
173,205	127,804	94,672	71,375	49,547	35,450	28,195	25,940	24,249	7,908
-	-	-	-	-	-	22	24	25	5
70,798	69,499	67,583	66,038	64,847	63,509	62,129	61,112	60,364	47,523
$ 2.45	$ 1.84	$ 1.40	$ 1.08	$ 0.76	$ 0.56	$ 0.45	$ 0.42	$ 0.40	$ 0.17

[1]Includes litigation settlements of $4,000,000 in 1996.

[2]Includes a non-recurring, extraordinary, after-tax charge of $221,000, or one cent per share, due to the costs associated with the mandatory redemption of $6 million in Industrial Development Revenue Bonds.

[3]Excluding the patent litigation settlement, net income would have been $26,643,000; earnings per share would have been $0.38; and ROE would have been 24.0%.

Corporate Data

Corporate Headquarters

Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Analyst/Investor Contact

Connie Hamblin
Corporate Secretary
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Legal Counsel

Varnum Riddering, Schmidt
and Howlett LLP
Bridgewater Place
333 Bridge Street, N.W.
Grand Rapids, Michigan 49503

Auditors

Ernst & Young LLP
Suite 1000
171 Monroe Avenue, N.W.
Grand Rapids, Michigan 49503

Form 10-K

The Company's Annual Report filed with the Securities Exchange Commission on Form 10-K will be provided without charge to any shareholder upon written request. It is also available electronically through the Company's Web site at http://www.gentex.com.

Gentex Common Stock

The Company's common stock trades on The Nasdaq Stock Market® under the symbol GNTX. The common stock has traded over the counter since December 1981. As of February 1, 2003, the Company's 76,224,197 shares of common stock were owned by 2,390 recordholders.

The Company does not have a direct stock purchase plan. Shares of the Company's common stock must be purchased through a stock broker or other registered securities representative.

Inquiries or address changes related to stock certificates should be directed to American Stock Transfer & Trust Company at the address below.

Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449

Annual Meeting

The Annual Meeting of Shareholders of Gentex Corporation will be held at 4:30 p.m. EDST, Wednesday, May 14, 2003, at the Amway Grand Plaza Hotel, Ambassador Ballroom, Pearl at Monroe, Grand Rapids, Michigan.

Vote Your Shares Online

Refer to page one of this report for instructions on how to vote your shares on the Internet next year.

Gentex Market Makers

As of February 1, 2003:
A.G. Edwards & Sons, Inc.
American Stock Exchange
Archipelago, L.L.C.
Banc of America Securities
Bear, Stearns & Co. Inc.
Bernard L. Madoff
BrokerageAmerica Inc.
B-Trade Services LLC
Cantor, Fitzgerald & Co.
CIBC World Markets Corp.
Cincinnati Stock Exchange
Credit Suisse First Boston Cp
Deutsche Banc Alex Brown
Dresdner Kleinwort Benson NA
Fahnestock & Co., Inc.
Fidelity Capital Markets
Friedman Billings Ramsey & Co.
Goldman, Sachs & Co.
J.J.B. Hilliard, W.L. Lyons
Jefferies & Company, Inc.
J.P. Morgan Securities, Inc.
Knight Securities L.P.
Ladenburg, Thalmann & Co.
Lehman Brothers Inc.
McDonald Investments Inc.
Merrill Lynch, Pierce, Fenner
Morgan Stanley & Co., Inc.
NatCity Investments Inc.
Pershing Trading Company
Prudential Securities Inc.
Raymond, James & Associates
Robert W. Baird & Co., Inc.
Salomon Smith Barney Inc.
Schwab Capital Markets
Southwest Securities Inc.
Susquehanna Capital Group
THE BRUT ECN, LLC
The Robinson Humphrey Co.
Track ECN
UBS Warburg
Vandham Securities
Weeden and Co. Inc.
William Blair & Co.

Directors and Officers 2002

Directors

Fred Bauer, 60
Chairman of the Board and Chief Executive Officer, Gentex Corporation
Zeeland, Michigan

Mickey Fouts, 71
Chairman of the Board, Equity Services Company (investment services)
Castle Rock, Colorado

Kenneth La Grand, 62
Executive Vice President, Gentex Corporation
Zeeland, Michigan

Arlyn Lanting, 62
Vice President, Finance, Aspen Enterprises, Ltd. (investments)
Grand Rapids, Michigan

John Mulder, 66
Retired Vice President, Customer Relations, Gentex Corporation
Livonia, Michigan

Frederick Sotok, 68
Retired Executive Vice President and Chief Operating Officer, Prince Corporation (manufacturer of automotive interior parts that was acquired by Johnson Controls, Inc. in 1996)
Holland, Michigan

Ted Thompson, 73
Retired Chairman of the Board, X-Rite Incorporated (manufacturer of light and color-measuring instruments)
Grandville, Michigan

Leo Weber, 73
Retired President, Robert Bosch Corporation (manufacturer of sophisticated automotive components)
Farmington Hills, Michigan



Board of Directors
Standing L to R: John Mulder, Leo Weber, Arlyn Lanting, Frederick Sotok, Ted Thompson
Seated L to R: Mickey Fouts, Fred Bauer, Kenneth La Grand

Officers

Fred Bauer, 60
Chairman of the Board and Chief Executive Officer

Kenneth La Grand, 62
Executive Vice President

Garth Deur, 46
Executive Vice President

Jim Hollars, 58
Senior Vice President, International

Dennis Alexejun, 51
Vice President, North American Automotive Marketing

John Arnold, 50
Vice President, Operations

John Carter, 55
Vice President, Mechanical Engineering

Scott Edwards, 49
Vice President, Fire Protection Products

Tom Guarr, 45
Vice President, Chemical Research

Enoch Jen, 51
Vice President, Finance

Bob Knapp, 55
Vice President, Electrical Engineering

Tom Ludema, 53
Vice President, Quality Assurance

Bill Ryckbost, 49
Vice President, Purchasing and Logistics

Bill Tonar, 51
Vice President, Advanced Materials and Process Development

John Van Haitsma, 59
Vice President, Human Resources

Connie Hamblin, 41
Corporate Secretary and Director, Corporate Communications

Steve Dykman, 37
Treasurer and Director, Accounting and Finance

GENTEX
CORPORATION

A Smarter Vision™

600 N. Centennial St.
Zeeland, MI 49464
Phone: 616-772-1800
Fax: 616-772-7348
Web: www.gentex.com